September 28, 2005

Jack Draper
President
Firstplus Financial Group, Inc.
5100 N. O`Connor Boulevard
6th Floor
Irving, TX  75039

      Re:	Firstplus Financial Group, Inc.
		Preliminary Proxy Statement on Schedule 14A
Filed September 22, 2005
		File No. 1-13753

Dear Mr. Draper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. The filing bears an incorrect EDGAR header identification tag. This preliminary proxy statement should have been filed with a header identification tag of PREC14A. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216. Please be certain your revised preliminary proxy statement is correctly tagged.
2. Since there will be an election contest at your annual meeting, you should revise the notice and letter to shareholders, and other appropriate portions of your preliminary proxy statement to adequately and accurately apprise shareholders of the election contest. Refer to Exchange Act Rule 14a-9.

Questions and Answers - Why am I receiving this special meeting information and proxy?
3. We note your disclosure that the company has not held an election of directors "in more than eighteen months since the last election of directors." It appears from your filings with the SEC that you have not held an election of directors for a period significantly longer than 18 months. Please provide us support for your assertion or revise the disclosure as necessary. We note additionally that the disclosure cited above appears to be contradicted by disclosure in the first paragraph of the section caption "Corporate Governance-Structure of the Board of Directors."

Questions and Answers - How do I vote my shares?
4. Please revise the last paragraph of this answer to clarify that security holders who have already returned a proxy card may revoke the proxy by delivering a later-dated proxy card.

Questions and Answers - May I vote in person at the meeting?
5. Please revise your proxy statement to disclose the Internet voting site to which security holders are referred by this answer. If a password is necessary to access the site, please provide the password supplementally.

Questions and Answers - Who pays the costs of solicitation?
6. Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone. Also, please tell us the manner in which Mellon Investors
Services and Buck Consultants may solicit votes by personal interview and electronic means. We may have further comment.

Proposal Number 1, Election of Directors
7. Provide the disclosure required by Item 5(b)(1)(iii), (vi),
(vii),
(viii), (ix) and (xii) of Schedule 14A.
8. You state that "three of the nominees of the Board, Messrs, Fitzgerald, Freeman and Ward, are `independent` as such term is defined by the Securities and Exchange Commission." Revise to clarify the standard you use to assess independence. For example, do you mean the NYSE definition you discuss in the "Director Independence" section, which is referenced to in Item 7(d)(3)(iv)(B)
of Schedule 14A? Also, revise the "Director Independence" section to clarify the source of the standard you apply. We note that Item 7 requires you to disclose certain information regarding independence;
however, Item 7 does not define these terms.

Certain Relationships and Related Transactions
9. Please disclose the amount of the lease that Firstplus would pay if Capital Lending did not pay Firstplus`s portion of the lease.
10. Clarify the disclosure regarding the loan outstanding to Capital
Lending.  What are the terms of the loan?  When was the loan made?
11. Please revise the disclosure regarding the investment and cross-investment between Firstplus and Capital Lending to present it in chronological order. Currently your disclosure begins with a June 2002 transaction and then describes 2001 transactions before describing 2003 transactions.
12. Clarify your disclosure regarding the reciprocal swap that took place in 2003. Also, provide additional background on the lawsuit disclosed in this section.
13. We note in the Executive Compensation section that Mr. Draper served as a trustee of the Firstplus Financial Group, Inc. Grantor Residual Trust. Please tell your basis for not disclosing that relationship in this section.

Independent Auditors
14. Please describe the services comprising the fees of $15,046 included in the line-item "All Other Fees" in the table in this section. Refer to Item 9(e)(4) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management
15. Please provide your disclosure as of a more recent date.
16. Revise the last sentence of the first paragraph of this section to refer to the proxy statement, not an annual report on Form 10-K.
Also, we note that the committee did file a Schedule 13D with respect to its ownership of securities on August 26, 2005, which is properly disclosed in footnote 6 to the table in this section. Revise your disclosure accordingly.


Form of Proxy
17. We note that your form of proxy does not provide instructions on how security holders may vote for some of your nominees and withhold authority to vote for your remaining nominees as required by Rule 14a-4(b)(2). See the form of proxy attached to Exchange Act Release
No. 31326 (October 16, 1992) for an example of an appropriate format.

Closing Comments

      Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to a company`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code:
20549-3628.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions


cc:  Doug Berman, Esq. (via facsimile: (214) 855-4300)
??

??

??

??

Jack Draper
Firstplus Financial Group, Inc.
September 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE